BIOHARVEST ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON STOCK

Vancouver, British Columbia and Rehovot, Israel, November 6, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that it intends to offer and sell shares of its common stock in an underwritten public offering. In connection with the offering, BioHarvest also expects to grant the underwriter a 30-day option to purchase up to an additional 15% of the shares of common stock offered in the public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Craig-Hallum is acting as the sole managing underwriter for the offering.

BioHarvest expects to use the net proceeds of the offering for research and development, manufacturing, marketing, advancing the CDMO business unit, debt reduction or debt refinancing, capital expenditures, and general corporate purposes, including funding working capital.

The offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-289908), as amended, including a base prospectus, relating to the shares of common stock to be issued in the proposed offering was initially filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2025 and was declared effective on September 8, 2025. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

BioHarvest will file a preliminary prospectus supplement relating to and describing the terms of the proposed offering with the SEC which will be available on the SEC’s website at www.sec.gov. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the preliminary prospectus supplement and the accompanying base prospectus relating to the securities being offered may be obtained, when available, from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Minneapolis, MN 55401, by telephone at (612) 334-6300 or by email at prospectus@chlm.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, of which provisions BioHarvest is availing itself. Such forward-looking statements include, but are not limited to, those regarding the completion of the proposed offering and expectations regarding the timing, anticipated use of proceeds from the offering and expectations to grant the underwriter a 30-day option to purchase additional shares. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates,” or the negative thereof or other comparable terminology, or by discussions of strategy, plans, objectives, intentions, estimates, forecasts, outlook, assumptions, or goals. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions and satisfaction of customary closing conditions related to the proposed offering. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BioHarvest assumes no obligation to update information contained in this press release whether as a result of new developments or otherwise, except as required by law.

Please refer to BioHarvest’s most recent Annual Report on Form 40-F and other subsequent filings with the SEC, which are available at the SEC's website at www.sec.gov, for additional and more detailed discussion of risk factors that could cause actual results to differ materially from BioHarvest’s current expectations.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

+1 (949) 259-4987

BHST@mzgroup.us

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